PE 12/22/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



16003992

February 16, 2016

Act: 1934
Section: 14a-8 (CDS)
Rule:
Public
Availability: 2-16-16

Jane Whitt Sellers
McGuireWoods LLP
jsellers@mcguirewoods.com

Re: Dominion Resources, Inc.
Incoming letter dated December 22, 2015

Dear Ms. Sellers:

This is in response to your letter dated December 22, 2015 concerning the shareholder proposal submitted to Dominion by Calvert Investments, Inc. on behalf of the Calvert VP S&P 500 Index Portfolio and As You Sow on behalf of Adelaide Gomer and John B. Mason and Linda Mason. We also have received a letter on the proponents' behalf dated February 1, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/ divisions/ corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Stu Dalheim
Calvert Investment Management, Inc.
stu.dalheim@calvert.com

February 16, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Dominion Resources, Inc.
Incoming letter dated December 22, 2015

The proposal requests that a board committee oversee a study of the potential future threats and opportunities presented by climate change-driven technology changes in the electric utility industry, and prepare a report to shareholders that includes the company's plan to meet these challenges, protect shareholder value and reduce the company's substantial carbon emissions.

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of climate change and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Dominion's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Christina M. Thomas
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com


Calvert
INVESTMENTS

February 1, 2016

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Dominion Resources on Climate Change Driven Technology Changes in the Electric Utility Industry

Ladies and Gentlemen,

Calvert Investment Management, Inc. and As You Sow Foundation ("Proponents") have submitted a shareholder proposal (the Proposal) to Dominion Resources requesting that the Board of Directors oversee a study of the potential future threats and opportunities presented by climate change driven technology changes in the electric utility industry, and prepare a report to shareholders that includes the company's plan to meet these challenges, protect shareholder value, and reduce the company's substantial carbon emissions.

By letter from Jane Whitt Sellers of McGuireWoods LLP, dated December 22, 2015, ("Letter"), the Company contends that the Proposal may be excluded from the Company's 2016 proxy statement under Rule 14a-8 (i)(7) and 14a-8(i)(10). Please see our response below. A copy of this reply is being emailed as well to Ms. Sellers.

SUMMARY

The Proposal is not excludable as substantially implemented under Rule 14a- 8(i)(10). The company has not provided the necessary information to demonstrate an understanding of the sweeping changes under way in energy use, with renewable energy and energy efficiency technologies and pace of development.

Further, the Company has not discharged its burden to establish that the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with matters relating to the company's ordinary business. The Proposal, which seeks a report on climate change driven technology changes in the electric utility industry, relates to the significant policy issue of climate change, and does not seek to micromanage the Company.

The Company has not adequately described the profound changes that are underway in the electric utility industry and the company's actions to produce and invest in renewable energy and energy efficiency are not commensurate with the scale of the change. Dominion Resources ranked near the very bottom of a ranking of the 32 largest U.S. investor-owned electric utilities in terms of renewable energy sales and energy efficiency savings in a 2014 report published by Ceres and Clean Edge titled "Benchmarking Utility Clean Energy Deployment: 2014."

Given the lack of reporting on trends outside the company toward de-carbonization and the major disruptions predicted in how climate change will alter electricity use and production, and given the lack of action taken by the company on energy efficiency and renewable energy, investors have no assurance that the company is prepared to manage the changes that climate change is bringing.

I. The Proposal is not excludable under 14a-8(i)(10) because the Company has not substantially implemented the Proposal

The company claims that its 2015 Integrated Resource Plan (IRP) discusses the issues requested in the Proposal, stating that the models that are used to derive energy demand necessarily take into account factors such as technological advancements and economic conditions. However, beyond these assurances there is no actual discussion in the IRP of a range of factors that are altering the landscape for electric utilities and their customers. The IRP does not actually discuss trends in renewable and energy efficiency, new market entrants that are preparing to provide renewable energy to the Company's current customers, the increasing competition in the provision of energy services and choice available to consumers, legislative initiatives in the state of Virginia, nor the global focus on the challenge of climate change.

Dominion Resources appears to ignore or discount that any entity except the Company could provide the services the company now provides. For example, the company's peak load forecasts for the summers of 2016 through 2030 do not include conservation/efficiency adjustments according to the 2015 IRP. Where conservation and efficiency adjustments are measured, the company appears to assume that the only source of reductions in electricity demand via efficiency that could affect the company's load projections is the company's programs.

Although the IRP lists some potential installations that could be undertaken in terms of renewable energy, the actual status of renewable energy in Virginia as compared to neighboring states is very low. Based on 2014 data, installed renewable energy in Virginia was 14 MW, only 3% of the average installed renewable energy in the neighboring states of Maryland, North Carolina, West Virginia and Tennessee (537 MW average as of 2014). This is despite the fact that Virginia averages a higher population than those states. Even if many of the renewable options in the IRP were to be implemented (which is not recommended by Dominion Resources), the level of installed renewables in Virginia would still be far below neighboring states, the East Coast, and the national average. Investors are concerned that Dominion does not seem to be keeping pace with peers, or addressing the reason for the discrepancy.

The Proposal challenges the company to look at broader trends and actions taken by residential and commercial customers that may be taken independent of a Dominion Resources program. As energy efficiency technologies provided by third parties improve and become more available and affordable, how will Dominion Resources respond?

Similar to the focus only on company offerings in the context of energy efficiency or conservation, it appears that the company has overlooked the strong possibility that distributed generation of renewable energy by residential or commercial customers may reduce electricity demand.

The strong possibility of customer defection from Dominion Resources services is one of the sources of investor concern and thus a reason for the Proposal. In the IRP the company addresses the issue of distributed generation of renewable energy causing technical challenges for the electrical grid, for the electricity transmission system. But the IRP does not address the growing possibility that distributed generation of renewable energy may reduce the electricity demand that company can serve.

The company considers customer defection due to residential customers switching from electricity to natural gas heating. It does not appear such analysis has been done, or if done it has not been published, assessing loss of business due to customers turning to efficiency and renewable energy to a greater extent. In fact, there have been many cities and communities, both in the US and abroad, that (due to the issue of climate change and rising sea levels) have voted to terminate their agreement with the existing utility, and procure all their electricity from a renewable generator. This behavior, once initiated, tends to spread to other communities. Dominion does not appear to be considering the possibility of this occurring and the effect this would have on their customer base, or taking steps to avoid it. This is a source of concern to investors.

The company's IRP appears to ignore legislation that has moved forward in Virginia that would allow renewable energy companies, solar and wind, to provide electricity using Power Purchase Agreements (PPAs), and encourage private sector distributed generation. Technological advances and concerns about climate change are driving a massive disruption in how electricity is produced and used, yet the company does not address this.

While the company describes the programs it has underway to promote energy efficiency and renewable energy within its own system, the company has failed to publicly grapple with the profound changes underway in the production and use of electricity:

- The company does not directly address the impact of current customer efficiency measures and customer sourcing of renewable energy from new entrants into the market or customer generation of renewable energy

- A November 2015 report from the respected business consulting firm Accenture outlines five global trends that are driving toward a tipping point for the electric utility sector including:

    - Technological advances that are making renewable energy more available and affordable to consumers and business
    - Weather related challenges of climate change to electric utility operations
    - Policy and regulatory initiatives to reduce energy demand and foster growth in low-carbon sources of electricity
    - Customers are increasingly reducing their demand for electricity, and asking for and switching to low carbon energy sources
    - There are new entrants and growing competition for electric utilities – companies that can provide electricity to business and residential customers at the expense of the incumbent electric utility.

- The company does not acknowledge legislative attempts in Virginia that would provide more options and competition for Dominion Resources by authorizing electricity consumers to use Power Purchase Agreements to source renewable electricity independent of Dominion Resources.

- Among the proposals in the Virginia Assembly in 2016 is one that would allow greater access to financing for residential and condominium projects that would help homeowners make energy efficiency improvements or access renewable energy.

- A study published by NOAA and the University of Colorado in January 2016 found that renewable energy could provide most of the nation's electricity at costs comparable to today's costs by 2030.

- Goldman Sachs released a report in December of 2015, "The Low Carbon Economy", that forecasts "Between 2015 and 2020, solar and onshore wind will likely add more to the global energy supply than US shale oil production did from 2010 to 2015."

- BlackRock, one of the world's largest asset management firms, published an article on its website in January of 2016 describing the profound shift in global energy systems underway, accelerated by the Paris Climate Change Agreement, and highlighting the need for investors to understand and act upon these trends. Investors are increasingly allocating capital to companies that conduct business in an environmentally responsible manner. The piece includes an important warning for investors, namely that companies in high greenhouse gas emitting sectors are not immune from disruption.

In spite of all of these signals from policymakers, global leaders, market participants and academia the company does not directly address the profound changes underway for the electric utility industry.

II. The Proposal is not excludable under Rule 14a-8(i)(7) because it is fundamentally about the significant policy issue of climate change.

Climate Change, the Subject Matter of the Proposal, Is a Significant Policy Issue

Staff decisions have made it clear that proposals relating to climate change raise a significant policy issue.[1] *See e.g Devon Energy Corporation* (March 19, 2014) (proposal not excludable because it "focused on the significant policy issue of climate change"); *Goldman Sachs* (February 7, 2011) (proposals relating to the significant policy issue of climate change not excludable as ordinary business).

The Proposal is fundamentally about climate change and the profound changes it is driving in society. Nearly every nation on earth is focused on mitigating and adapting to climate change. The issue extends from concern at the very local level to global treaty discussions. There is broad recognition that this is one of the greatest challenges of our times. The World Economic Forum, an annual meeting of the world's political and business leaders, has just released its 2016 Global Risk Report. The report ranks climate change as the number one risk in terms of impact, ahead of clear dangers such as weapons of mass destruction, fiscal crisis, and spread of infectious disease. Indeed the magnitude of this issue is clearly demonstrated by the recent Paris Climate talks. More than 190 nations struck an agreement on December 12, 2015 in Paris with the objective of avoiding the dangerous effects of climate change.

The Proposal does not micromanage the company

The Company contends that the Proposal micromanages and intrudes on matters essential to management's ability to run the Company on a day to day basis. A Proposal is only excludable for 'micromanaging,' however, if it probes "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (*Exchange Act Release No. 34-12999 (Nov. 22, 1976), cited in 1998 Release).*

---

[1] The SEC's February 8, 2010 Climate Change Release (No. 33-9106; 34-61469; FR-82) confirmed that climate change has become a subject of intense public discussion and State and Federal Regulatory activity and provided guidance to companies regarding disclosure requirements as they apply to climate change matters.

The Proposal does not call for a specific outcome or business activity. Rather it calls for a realistic assessment of the extent of changes underway -- the risks and enormous opportunities created by climate change.

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(10) on the grounds that the essential objective of the Proposal, a report on climate change driven technological changes in the electric utility industry has not been produced by the Company. The Proposal is also not excludable under Rules 14a-8(i) (7). The Proposal relates to a significant policy issue; there is a nexus between the Proposal and the Company, and it does not seek to micromanage the Company. For these reasons we request the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request.

Sincerely

Stu Dalheim
Vice President, Governance and Advocacy
Calvert Investments

McGuireWoods LLP
Gateway Plaza
800 East Canal Street
Richmond, VA 23219-3916
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
jsellers@mcguirewoods.com
Direct: 804.775.1054

McGUIREWOODS

December 22, 2015

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by Calvert Investments, Inc. and As you Sow Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client Dominion Resources, Inc., a Virginia corporation (the "Company"), we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2016 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 24, 2015 by Calvert Investments, Inc. ("Calvert") on behalf of The Calvert VP S&P 500 Index Portfolio and As You Sow ("As You Sow" and, together with Calvert, the "Proponents") on behalf of Adelaide Gomer and John B. Mason and Linda Mason. References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to Calvert.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 23, 2016. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to the Proponents any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved:** Shareholders request that a committee of the Board of Directors oversee a study of the potential future threats and opportunities presented by climate change driven technology changes in the electric utility industry, and prepare a report to shareholders that includes the company's plan to meet these challenges, protect shareholder value, and reduce the company's substantial carbon emissions. The report to shareholders should be prepared at reasonable cost and omit proprietary information and be completed by September 1st, 2016.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the share ownership of those on whose behalf the Proponents have submitted the Proposal, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company, which has addressed the subject matter of the Proposal in existing reports and public disclosures; and

- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

DISCUSSION

I. Rule 14a-8(i)(10) – the Proposal may be excluded because the Company has already substantially implemented the proposal.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The SEC's view of the purpose of this exclusion was stated with respect to the predecessor to Rule 14a-8(i)(10): the rule was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). To be excluded, a proposal does not need to be implemented in full or exactly as presented by the proponent. Instead, the standard for exclusion is substantial implementation. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

The Staff has stated that, in determining whether a shareholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices, and procedures "compare favorably with the guidelines of the proposal." *NetApp, Inc.* (June 10, 2015); *Medtronic, Inc.* (June 13, 2013); *see also Whole Foods Market, Inc.* (Nov.14, 2012), *Starbucks Corp.* (Nov. 27, 2012), and *Texaco, Inc.* (March 28, 1991). The Staff has permitted companies to exclude proposals from their proxy materials pursuant to Rule 14a-8(i)(10) where a company satisfied the essential objective of the proposal, even if the company did not take the exact action requested by the proponent or implement the proposal in every detail or if the company exercised discretion in determining how to implement the proposal. *See, e.g., Walgreen Co.* (Sept. 27, 2013) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting an amendment to the company's organizational documents that would eliminate all super-majority vote requirements, where such company eliminated all but one such requirement); *see also Dominion Resources, Inc.* (Jan. 19, 2012); *Johnson & Johnson* (Feb. 19, 2008); *Hewlett-Packard Company* (Dec. 11, 2007); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007); and *Bristol-Myers Squibb Co.* (March 9, 2006). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (Mar. 17, 2015); *Deere & Company* (November 13, 2012); *Exxon Mobil Corp.* (March 23, 2009); *Exxon Mobil Corp.* (January 24, 2001); and *The Gap, Inc.* (March 8, 1996).

In the case of proposals calling for a report, the Staff has on several occasions permitted exclusion under Rule 14a-8(i)(10) when the company has already issued a report or disclosed information comparable to that requested by the proponent. For example, the Staff has previously allowed the Company to exclude a proposal requesting a report on the Company's effort to reduce environmental hazards associated with its coal ash disposal and storage operations because the Company's publicly available Coal Ash Management Report "compare[d] favorably with the guidelines of the proposal." *Dominion Resources, Inc.* (Feb. 19, 2015). Similarly, the Staff has permitted the Company to exclude proposals requesting a report on the Company's plan for deploying wind turbines for utility scale power generation off the Virginia and North Carolina coasts and a report on increasing energy efficiency due to the fact that, in each case, the Company's existing public disclosures compared favorably to the requested report. *See Dominion Resources, Inc.* (Feb. 5, 2013); and *Dominion Resources, Inc.* (Jan. 24, 2013). The Staff has also permitted exclusion of proposals in several other situations where existing reports and disclosures compared favorably to a requested report. *See, e.g., Exxon Mobil Corporation* (March 23, 2007) (requesting a report on the company's response to rising regulatory, competitive and public pressure to develop renewable energy technologies and products); *Abercrombie & Fitch Co.* (March 28, 2012) (requesting the board prepare a sustainability report that includes strategies to reduce greenhouse gas emissions, addresses energy efficiency measures as well as other environmental and social impacts, such as water use and worker safety); *Duke Energy Corporation* (Feb. 12, 2012) (requesting the board assess actions the company is taking or could take to build shareholder value and reduce greenhouse gas and other air emissions by providing comprehensive energy efficiency and renewable energy programs to its customers, and issue a report on its plans to achieve these goals); *MGM Resorts International* (Feb. 28, 2012) (requesting the board issue a sustainability report to shareholders); *ConAgra Foods, Inc.* (May 26,

2006) (requesting that the board issue a sustainability report to shareholders); *Albertson's, Inc.* (March 23, 2005) (requesting the company disclose its social, environmental and economic performance by issuing annual sustainability reports); *Exxon Mobil Corp.* (March 18, 2004) (requesting report to shareholders outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into the company's energy mix); and *Xcel Energy, Inc.* (Feb. 17, 2004) (requesting a report on how the company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other emissions).

B. The Company's disclosures in its publicly available 2015 Integrated Resource Plan equate to substantial implementation of the Proposal.

When read together with the supporting statement, it is clear that what the Proposal seeks is a report on the Company's plan to account for technologically-driven changes in the future demand for electricity and the resulting impact on the Company's generation portfolio, while at the same time reducing its carbon emissions. These very matters are analyzed and discussed at great length in the Company's 264-page 2015 Integrated Resource Plan (the "2015 Plan"), a public version of which is available on the Company's website,[1] as well as the website for the Virginia State Corporation Commission (the "SCC").[2] The 2015 Plan was filed with, and fully reviewed by, state regulatory authorities, as well as other interested parties and stakeholders, in both retail jurisdictions in which the Company operates (Virginia and North Carolina). Also, given that preparation of the 2015 Plan was mandated by statute in both Virginia and North Carolina,[3] the provision to shareholders of the analyses requested in the Proposal through the 2015 Plan comes at no incremental cost to the Company (and therefore shareholders).

As defined by statute, an "integrated resource plan," such as the 2015 Plan, is a "document developed by an electric utility that provides a forecast of its load obligations and a plan to meet those obligations by supply side and demand side resources over the ensuing 15 years to promote reasonable prices, reliable service, energy independence, and environmental responsibility."[4] *See* Code of Virginia § 56-597. The 2015 Plan is also designed to inform the SCC's statutorily mandated analysis of the amount, reliability and type of the Company's generation facilities available in view of market conditions and current and pending state and federal environmental regulations, including the U.S. Environmental Protection Agency's (the "EPA") proposed Clean Power Plan rules (the "CPP"). Accordingly, and as discussed in greater detail below, the content of the 2015 Plan compares favorably to the report requested by the Proposal and therefore equates to the substantial implementation of the Proposal.

As described in Chapter 6 of the 2015 Plan, the first part of the process in preparing an integrated resource plan is to develop forecasts of the Company's expected long-term load and reserve requirements. In preparing its load requirement forecasts, the Company utilizes a

---

[1] *https://www.dom.com/corporate/what-we-do/electricity/generation/2015-integrated-resource-planning.*
[2] The 2015 Plan, together with related testimony, hearing transcripts and SCC orders can be accessed through the "Docket Search" feature of the SCC's website by searching for Docket No. PUE-2015-00035. *See https://www.scc.virginia.gov/clk/casefile.aspx.*
[3] *See* § 56-599 of the Code of Virginia (Va. Code), as amended by Senate Bill 1349, effective July 1, 2015 (Chapter 6 of the 2015 Virginia Acts of Assembly), and § 62-2 of the North Carolina General Statutes and Rule R8-60 of North Carolina Utility Commission's ("NCUC") Rules and Regulations.
[4] As noted in the 2015 Plan, it is a long-term planning document based on current market information and projections and should be viewed in that context.

combination of models to estimate the future needs of its various types of electrical customers, from residential, commercial and industrial customers to wholesale and public authority customers.[5] These models necessarily take into account various items that may impact future load requirements (*i.e.* demand), including weather, general economic conditions, increased energy efficiency, technological advancements and other matters.

Once load and reserve requirements are forecast, the next part of the process in generating an integrated resource plan is to compare existing and approved supply- and demand-side resources to the expected load and reserve requirements in order to determine expected future capacity and energy needs and evaluate the sufficiency of existing and proposed generation and other resources (such as purchased power) to satisfy those needs. Chapter 3 of the 2015 Plan and its related appendices cover in detail the Company's existing and proposed generation and other resources, Chapter 5 discusses the Company's potential future generation and other resources based on its monitoring of commercial- and utility-scale emerging generation technologies and Chapter 4 discloses numerous assumptions relied upon by the Company related to capacity and energy needs, reserve requirements, commodity prices and other matters. Read together, the disclosures in these chapters, as well as other portions of the 2015 Plan, concern the alignment of the Company's generation and other resources with its anticipated energy and capacity needs (*i.e.* the future demand for electricity), which is the issue at the very heart of the Proposal.

Similar to the Proposal and its supporting statement, the 2015 Plan not only concerns the Company's plan to align its generation portfolio with future demand for electricity, it also addresses the Company's plans to maintain suitable generation capacity while at the same time complying with various state and federal environmental regulations, including the CPP which is anticipated to require significant reductions in carbon emissions across the jurisdictions in which the Company operates generation facilities (Virginia, North Carolina and West Virginia). In short, the 2015 Plan includes the Company's evaluation of potential alternatives for compliance with the CPP, based on currently available information, and accordingly serves as the Company's guide for reducing its carbon emissions and assisting Virginia, and other states in which it has facilities, in their compliance with the CPP. As the Company's primary planning document, it inherently addresses those efforts in the context of its duties to its customers and shareholders.[6]

The Company takes issue with the Proposal's assumption regarding the "substantial" level of the Company's emissions. The 2015 Plan balances the Company's commitment to operate in an environmentally-responsible manner with its obligation to provide reliable and reasonably-priced electric service. The Company has established a strong track record of

---

[5] See Chapter 2 of the 2015 Plan and the related appendices for a discussion of the Company's load forecast models and assumptions.

[6] As noted on the first page of the 2015 Plan's Executive Summary:

> As with each Plan filing, the Company is committed in this 2015 Plan to addressing concerns or requirements identified by the SCC or NCUC in prior relevant orders, as well as new or proposed provisions of state and federal law. Notably, for purposes herein, this includes the recent greenhouse gas ("GHG") regulations proposed by the U.S. Environmental Protection Agency ("EPA") in June 2014. These proposed EPA GHG regulations, known as the Clean Power Plan ("CPP") or Rule 111(d), would restrict total carbon emissions from electric generating units by mandating substantial reductions in each state's carbon intensity (the average amount of carbon dioxide ("CO2") released for each megawatt-hour ("MWh") of electricity production).... The proposed CPP, and the Company's evaluation of compliance with these stringent emission levels, is presented herein.

environmental protection and stewardship and has spent more than $1.8 billion since 1998 to make environmental improvements to its generation fleet. These improvements have reduced the emissions by 80% for nitrogen oxide ("NOx"), 78% for mercury ("Hg"), and 91% for sulfur dioxide ("SO2") from 2000 levels. By 2020, the Company expects to have reduced NOx emissions by 86%, Hg emissions by 95% and SO2 emissions by 94%. Nonetheless, like the Proposal calls for, the 2015 Plan provides options to address uncertainties associated with potential changes in market conditions and environmental regulations, while meeting future demand effectively through a balanced generation portfolio. The 2015 Plan recognizes that the electric utility industry is in a period of change and uncertainty, due in large measure to emerging federal environmental regulations, particularly limitations on carbon emissions from existing power stations.

In developing the 2015 Plan, the Company also believed it was appropriate for it, along with regulators and other stakeholders, to take the opportunity to evaluate options for compliance with the draft CPP. Given the long-lead times necessary to implement electric system demand-side and supply-side alternatives, the Company, in developing its 2015 Plan, chose to examine options for compliance with the CPP. The Company offered four alternative plans that represent plausible technology-based long-term paths for compliance with the CPP. The CPP-Compliant Alternative Plans assessed in the 2015 Plan include Plan A: Solar, which includes large amounts of solar resources; Plan B: Co-fire, which includes co-firing of coal units with 25% natural gas combined with additional solar resources; Plan C: Nuclear, which includes North Anna Unit 3; and Plan D: Wind, which includes onshore and offshore wind resources. Given the Company's belief that ultimately there will be environmental regulations that limit carbon emissions at some level in the future, and consistent with the directives of the SCC, the Company has assumed for 2015 Plan purposes that these regulations will take the form of the EPA's CPP, and has taken into account the requirements set forth therein, as appropriate.

The 2015 Plan is focused on further reducing the Company's greenhouse gas and carbon emissions, while following a balanced approach, which includes consideration of options for maintaining and enhancing rate stability, energy independence and economic development, as well as input from stakeholders. It is intended to help the Company meet future demand, while protecting the Company's customers from a variety of potentially negative impacts and challenges. These include changing regulatory requirements, particularly the CPP and the EPA's regulation of CO_2 emissions from new and existing electric generation, as well as commodity price volatility and reliability concerns based on overreliance on any single fuel source.

Based on its continuing evaluation of developing technologies and the evolution of environmental regulations, the Company anticipates that future integrated resource plans, to be filed with the SCC on May 1 beginning in 2016, will further define a recommended long-term path forward. The Company also intends to address the final CPP rule and related state plans and requirements to the greatest extent possible in its future integrated resource plans.

As discussed above, the disclosures in the 2015 Plan are comparable to the report requested by the Proposal. In particular, the 2015 Plan discloses the Company's forecasts as to future demand and its plans to align its generation capacity with such demand, while at the same time reducing its carbon emissions in a manner consistent with current and anticipated federal and state environmental regulations.

II. Rule 14a-8(i)(7) – the Proposal may be excluded because it deals with a matter relating to the Company's ordinary business operations.

A. Background

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the SEC release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with the flexibility in directing certain core matters involving the company's business and operations." 1998 Release.

In the 1998 Release, the SEC stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999) (Nov. 22, 1976). When determining whether a proposal requesting the preparation of a report is excludable under Rule 14a-8(i)(7), the Staff considers whether the substance of the requested report involves a matter of ordinary business. *See* Exchange Act Release No. 20091 (Aug. 16, 1983).

Accordingly, and as discussed further below, the Proposal is subject to exclusion under Rule 14a-8(i)(7) because it seeks to impermissibly micro-manage the Company's business.

B. The Proposal seeks to impermissibly micro-manage the Company's business.

At its core, the Proposal and its supporting statement concern the most basic and fundamental aspects of the Company's business – the demand for the service it provides and its allocation of supply to meet that demand. The evaluation of, and formulation of potential responses to, the impact of constantly evolving technologies on these matters, and the related impact on the Company's financial performance, are the very sort of core matters involving the Company's business and operations that the 1998 Release concluded should be reserved for management and not subject to shareholder oversight. As evidenced by the 2015 Plan (and, in particular its various detailed models and numerous assumptions), forecasting the future demand for electricity and appropriately planning generation resources to meet that demand in a safe and reliable manner is an incredibly complex proposition that is only further complicated by the highly regulated nature of the industry in which the Company operates. As referenced throughout the 2015 Plan, the Company's operations are regulated by a number of state agencies, including without limitation the SCC, the NCUC, and the Virginia Department of Environmental Quality, as well as several federal authorities, including the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission and, with respect to environmental matters, the EPA. The rules and regulations imposed by these and other state and federal agencies on the Company are extensive and complex. It is the Company's officers, in consultation with regulatory and legal professionals, who are best suited to evaluate the impact of these rules and regulations – not shareholders. For these reasons, the Proposal is nothing more than an attempt to micro-manage the Company's most basic business operations and is therefore excludable under Rule 14a-8(i)(7).

C. Regardless of whether the Proposal touches on a significant policy issue, the Proposal is excludable as relating to ordinary business matters.

The Staff recently reiterated its position concerning the scope and application of Rule 14a-8(i)(7) as it relates to proposals involving "significant policy issues." *See* Staff Legal Bulletin No. 14H (CF) (Oct. 22, 2015) ("SLB 14H"). Specifically, the Staff notes that "proposals that focus on a significant policy issue transcend a company's ordinary business operations and are not excludable under Rule 14a-8(i)(7)." SLB 14H. The Staff further notes that "a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the 'nitty-gritty of its core business.'" *Id.* Previously, the Staff has indicated that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." Staff Legal Bulletin No. 14E (CF) (Oct. 27, 2009).

Consistent with the statements above, the Staff has found that certain proposals related to broader significant policy issues do transcend ordinary business operations and therefore are not excludable under Rule 14a-8(i)(7). *See Exxon Mobil Corp.* (March 23, 2007) (involving the adoption of quantitative goals for reducing greenhouse gas emissions); *Exxon Mobil Corp.* (March 12, 2007) (requesting a policy to increase renewable energy sources globally); and *General Electric Co.* (Jan. 31, 2007) (requesting a report on global warming). However, the Staff has also permitted the exclusion of proposals under Rule 14a-8(i)(7) that focus on ordinary business matters and are only tangentially related to a significant policy issue. *See, e.g., Dominion Resources, Inc.* (Feb. 14, 2014) (seeking a report concerning the risk and benefits associated with the development of solar generation capabilities); *JP Morgan Chase & Co.* (March 12, 2010) (seeking a policy barring the financing of customers involved in mountaintop removal coal mining); *Bank of America Corporation* (Feb. 24, 2010) (same); *Lowe's Companies, Inc.* (Feb. 1, 2008) (seeking the end of the sale of a particular product (glue traps) that the proponent linked to the issue of animal cruelty); and *Niagara Mohawk Holdings, Inc.* (Jan. 3, 2001) (seeking the operation of a particular nuclear power plant through the reinsertion of previously discharged fuel in order to achieve fuel cost and storage savings and to minimize nuclear waste).

Here, although the Proposal references climate change and the reduction of carbon emissions, its primary focus, when read together with its supporting statement, is on the much more fundamental business function of evaluating and responding to changes in the market in which the Company operates, including technology changes. Given this and what is, at best, a tangential relationship to significant policy issues, the Proposal is excludable under Rule 14a-8(i)(7).

CONCLUSION

For the reasons stated above, we believe that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (804) 775-1054 or jsellers@mcguirewoods.com or Meredith S. Thrower, the Company's Senior Counsel – Corporate Finance, Securities & M&A at (804) 819-2139 or meredith.s.thrower@dom.com.

Sincerely,

Jane Whitt Sellers

Jane Whitt Sellers

Enclosures

cc: Meredith S. Thrower, Senior Counsel – Corporate Finance, Securities & M&A
Karen W. Doggett, Assistant Corporate Secretary and Director – Governance
Calvert Investments, Inc.
As You Sow

Exhibit A
Correspondence

Karen Doggett (Services - 6)

From: Dalheim, Stu [Stu.Dalheim@Calvert.com]
Sent: Tuesday, November 24, 2015 10:04 AM
To: Carter Reid (Services - 6)
Cc: Karen Doggett (Services - 6)
Subject: shareholder proposal from Calvert
Attachments: Calvert proposal to Dominion Resources.pdf

Please see the attached cover letter and shareholder proposal. Feel free to contact me with any questions.

Stu

Stu Dalheim
Vice President, Shareholder Advocacy
Calvert Investments
301-961-4762
Stu.dalheim@calvert.com


Calvert
INVESTMENTS

find us | follow us   



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

November 23, 2015

Carter M. Reid
Corporate Secretary
Dominion Resources Inc.
120 Tredegar St
Richmond, VA 23219

Dear Mr. Reid:

Calvert Investments, Inc. ("Calvert") is the sponsor of 42 mutual funds. As of November 19, 2015, Calvert had over $12.5 billion in assets under management.

The Calvert VP S&P 500 Index Portfolio (the Fund) is a beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation to follow). Furthermore, the Fund has held these securities continuously for at least one year, and intends to continue to own shares in the Company through the date of the 2016 annual meeting of shareholders.

We are notifying you, in a timely manner, that Calvert, on behalf of the Fund, is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders of Dominion Resources Inc., we are filing the enclosed requesting that a committee of the Board of Directors oversee a study of the potential future impact of climate change driven changes in the electric utility industry, and prepare a report to shareholders that includes the company's plan to meet these challenges, protect shareholder value, and reduce the company's substantial carbon emissions. The report to shareholders should be prepared at reasonable cost and omit proprietary information and be completed by September 1st, 2016.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Stu Dalheim, at (301) 961-4762, or contact him via email at stu.dalheim@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Andrew Niebler
Assistant Vice President and Assistant Secretary, Calvert Variable Products, Inc.
Associate General Counsel, Calvert Investment Management, Inc.

Enclosures:

Resolution text

Cc: Stu Dalheim, Vice President, Shareholder Advocacy, Calvert Investment Management, Inc.

Whereas:

Electric Utilities are facing unprecedented changes to their business model due to climate change driven growth in low-carbon sources of electric power, and increased energy efficiency which is reducing demand for electricity. These trends are accelerating and our company's response has not been commensurate with the pace of the changes.

Distributed generation, including residential rooftop solar paired with energy storage, is expanding rapidly as costs decrease and companies such as Solar City and First Solar build their businesses. More energy efficient manufacturing, heating, cooling and lighting systems are reducing electricity demand.

To control costs by hedging against energy price volatility and in response to climate change, corporations such as Apple, Google, Wal-Mart, and IKEA are aggressively increasing their investments in energy efficiency and their production and use of renewable energy, thereby reducing the electricity they are purchasing from electric utilities. Fifty major companies globally have committed to using 100 percent renewable energy, because of concerns about climate change and for financial reasons.

Non-utility companies are entering the market of providing energy efficiency services. Google recently purchased Nest, which provides products and services to reduce residential electricity use. Comcast now provides an EcoSaver service to help customers save money on energy bills. General Electric has created a new company Current, to provide products and services in energy efficiency, renewable generation and storage to large customers like hospitals, universities, retail stores and cities.

According to PricewaterhouseCoopers "In defining future business models, utilities need to understand and challenge their company's purpose and positioning in tomorrow's markets. In the past, operating an integrated utility from generation through customer supply was well understood. Now, unbundling opportunities are extending deeper into the value chain and enabling greater participation by specialists. As a result, electric companies will need to rethink not just their roles and business models, but also their service and product offerings and approaches to customer engagement."

Shareholders of Dominion Resources are concerned about the accelerating impact climate change driven technology including distributed energy generation and energy efficiency could have on our company's revenue. They are also concerned that our company's generating facilities – both current and planned – may not be able to be used to full capacity in the future due to decreased demand. This has the potential to significantly adversely affect shareholder value.

Shareholders are also concerned that business opportunities for our company – both in distributed generation and in energy efficiency – face increasing competition from major national corporations.

Resolved: Shareholders request that a committee of the Board of Directors oversee a study of the potential future threats and opportunities presented by climate change driven technology changes in the electric utility industry, and prepare a report to shareholders that includes the company's plan to meet these challenges, protect shareholder value, and reduce the company's substantial carbon emissions. The report to shareholders should be prepared at reasonable cost and omit proprietary information and be completed by September 1st, 2016.

Karen Doggett (Services - 6)

From: Austin Wilson [awilson@asyousow.org]
Sent: Tuesday, November 24, 2015 3:33 PM
To: Carter Reid (Services - 6)
Cc: Karen Doggett (Services - 6); Amelia Timbers
Subject: Shareholder Proposal
Attachments: Dominion Filing Letter Adelaide Gomer.pdf; Dominion Filing Letter John B Mason and Linda Mason.pdf

Ms. Reid,

Please find attached two letters from As You Sow.

As You Sow is filing a shareholder proposal for inclusion in the 2016 proxy statement. As You Sow is filing this proposal on behalf of Adelaide Gomer, and on behalf of John B Mason and Linda Mason. In both cases, As You Sow is a co-filer of the this proposal; the lead filer is Calvert Investments.

Please confirm receipt of this email.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | FISMA & OMB Memorandum M-07-16 ***
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just and Sustainable World since 1992~


AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

November 23, 2015

Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Corporate Secretary:

As You Sow is a non-profit organization whose mission is to promote corporate accountability.

As You Sow is filing a shareholder proposal on behalf of Adelaide Gomer ("Proponent"), a shareholder of Dominion Resources stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

As You Sow is co-filing this resolution with Calvert Investments, who is lead filer of this resolution and is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal of the resolution.

A letter from Adelaide Gomer authorizing As You Sow to act on her behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosures

- Shareholder Proposal
- Adelaide Gomer Authorization

Whereas: Electric Utilities are facing unprecedented changes to their business model due to climate change driven growth in low-carbon sources of electric power, and increased energy efficiency which is reducing demand for electricity. These trends are accelerating and our company's response has not been commensurate with the pace of the changes.

Distributed generation, including residential rooftop solar paired with energy storage, is expanding rapidly as costs decrease and companies such as Solar City and First Solar build their businesses. More energy efficient manufacturing, heating, cooling and lighting systems are reducing electricity demand.

To control costs by hedging against energy price volatility and in response to climate change, corporations such as Apple, Google, Wal-Mart, and IKEA are aggressively increasing their investments in energy efficiency and their production and use of renewable energy, thereby reducing the electricity they are purchasing from electric utilities. Fifty major companies globally have committed to using 100 percent renewable energy, because of concerns about climate change and for financial reasons.

Non-utility companies are entering the market of providing energy efficiency services. Google recently purchased Nest, which provides products and services to reduce residential electricity use. Comcast now provides an EcoSaver service to help customers save money on energy bills. General Electric has created a new company Current, to provide products and services in energy efficiency, renewable generation and storage to large customers like hospitals, universities, retail stores and cities.

According to PricewaterhouseCoopers "In defining future business models, utilities need to understand and challenge their company's purpose and positioning in tomorrow's markets. In the past, operating an integrated utility from generation through customer supply was well understood. Now, unbundling opportunities are extending deeper into the value chain and enabling greater participation by specialists. As a result, electric companies will need to rethink not just their roles and business models, but also their service and product offerings and approaches to customer engagement."

Shareholders of Dominion Resources are concerned about the accelerating impact climate change driven technology including distributed energy generation and energy efficiency could have on our company's revenue. They are also concerned that our company's generating facilities – both current and planned – may not be able to be used to full capacity in the future due to decreased demand. This has the potential to significantly adversely affect shareholder value.

Shareholders are also concerned that business opportunities for our company – both in distributed generation and in energy efficiency – face increasing competition from major national corporations.

Resolved: Shareholders request that a committee of the Board of Directors oversee a study of the potential future threats and opportunities presented by climate change driven technology changes in the electric utility industry, and prepare a report to shareholders that includes the company's plan to meet these challenges, protect shareholder value, and reduce the company's substantial carbon emissions. The report to shareholders should be prepared at reasonable cost and omit proprietary information and be completed by September 1st, 2016.

September 30, 2015

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of September 30, 2015, the undersigned, Adelaide Gomer (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with Dominion Resources, and that it be included in the 2016 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of Dominion Resources stock, with voting rights, for over a year. The Stockholder intends to hold the stock through the date of the company's annual meeting in 2016.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution. The Stockholder understands that the company may send the Stockholder information about this resolution, and that the media may mention the Stockholder's name related to the resolution; the Stockholder will alert As You Sow in either case. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Adelaide Gomer


AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

November 23, 2015

Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Corporate Secretary:

As You Sow is a non-profit organization whose mission is to promote corporate accountability.

As You Sow is filing a shareholder proposal on behalf of John B Mason and Linda Mason ("Proponent"), shareholders of Dominion Resources stock, in order to protect the shareholders' right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

As You Sow is co-filing this resolution with Calvert Investments, who is lead filer of this resolution and is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal of the resolution.

A letter from John B Mason and Linda Mason authorizing As You Sow to act on their behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosures
- Shareholder Proposal
- John B Mason and Linda Mason Authorization

Whereas: Electric Utilities are facing unprecedented changes to their business model due to climate change driven growth in low-carbon sources of electric power, and increased energy efficiency which is reducing demand for electricity. These trends are accelerating and our company's response has not been commensurate with the pace of the changes.

Distributed generation, including residential rooftop solar paired with energy storage, is expanding rapidly as costs decrease and companies such as Solar City and First Solar build their businesses. More energy efficient manufacturing, heating, cooling and lighting systems are reducing electricity demand.

To control costs by hedging against energy price volatility and in response to climate change, corporations such as Apple, Google, Wal-Mart, and IKEA are aggressively increasing their investments in energy efficiency and their production and use of renewable energy, thereby reducing the electricity they are purchasing from electric utilities. Fifty major companies globally have committed to using 100 percent renewable energy, because of concerns about climate change and for financial reasons.

Non-utility companies are entering the market of providing energy efficiency services. Google recently purchased Nest, which provides products and services to reduce residential electricity use. Comcast now provides an EcoSaver service to help customers save money on energy bills. General Electric has created a new company Current, to provide products and services in energy efficiency, renewable generation and storage to large customers like hospitals, universities, retail stores and cities.

According to PricewaterhouseCoopers "In defining future business models, utilities need to understand and challenge their company's purpose and positioning in tomorrow's markets. In the past, operating an integrated utility from generation through customer supply was well understood. Now, unbundling opportunities are extending deeper into the value chain and enabling greater participation by specialists. As a result, electric companies will need to rethink not just their roles and business models, but also their service and product offerings and approaches to customer engagement."

Shareholders of Dominion Resources are concerned about the accelerating impact climate change driven technology including distributed energy generation and energy efficiency could have on our company's revenue. They are also concerned that our company's generating facilities – both current and planned – may not be able to be used to full capacity in the future due to decreased demand. This has the potential to significantly adversely affect shareholder value.

Shareholders are also concerned that business opportunities for our company – both in distributed generation and in energy efficiency – face increasing competition from major national corporations.

Resolved: Shareholders request that a committee of the Board of Directors oversee a study of the potential future threats and opportunities presented by climate change driven technology changes in the electric utility industry, and prepare a report to shareholders that includes the company's plan to meet these challenges, protect shareholder value, and reduce the company's substantial carbon emissions. The report to shareholders should be prepared at reasonable cost and omit proprietary information and be completed by September 1st, 2016.

August 28, 2015

Andrew Behar, CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of August 28, 2015, we authorize As You Sow to file or cofile a shareholder resolution on our behalf with Dominion Resources, and that it be included in the 2016 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

We have continuously owned over $2,000 worth of Dominion Resources stock, with voting rights, for over a year. We intend to hold the stock through the date of the company's annual meeting in 2016.

We give As You Sow the authority to deal on our behalf with any and all aspects of the shareholder resolution. We understand that the company may send us information about this resolution, and that the media may mention our names related to the resolution; we will alert As You Sow in either case. We confirm that our names may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John B Mason

Linda Mason

s

Charlotte B Anderson (Services - 6)

From: Charlotte B Anderson (Services - 6)
Sent: Tuesday, November 24, 2015 3:44 PM
To: 'awilson@asyousow.org'
Cc: Karen Doggett (Services - 6); Carter Reid (Services - 6); 'atimbers@asyousow.org'
Subject: FW: Shareholder Proposal
Attachments: Dominion Filing Letter Adelaide Gomer.pdf; Dominion Filing Letter John B Mason and Linda Mason.pdf

Dear Austin –

By way of this email, I am confirming receipt of your shareholder resolution.

Charlotte

Charlotte B. Anderson
Manager, Corporate Governance
Dominion Resources Services, Inc.
Pump House, 2nd Floor
120 Tredegar Street
Richmond, VA 23219
804-819-2307 (office)
Charlotte.B.Anderson@dom.com

From: Austin Wilson [mailto:awilson@asyousow.org]
Sent: Tuesday, November 24, 2015 3:33 PM
To: Carter Reid (Services - 6)
Cc: Karen Doggett (Services - 6); Amelia Timbers
Subject: Shareholder Proposal

Ms. Reid,

Please find attached two letters from As You Sow.

As You Sow is filing a shareholder proposal for inclusion in the 2016 proxy statement. As You Sow is filing this proposal on behalf of Adelaide Gomer, and on behalf of John B Mason and Linda Mason. In both cases, As You Sow is a co-filer of the this proposal; the lead filer is Calvert Investments.

Please confirm receipt of this email.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | *** FISMA & OMB Memorandum M-07-16 ***
Fax: (510) 735-8143
Skype: Austin.leigh.wilson

awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just and Sustainable World since 1992~


AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

November 30, 2015

Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Corporate Secretary:

We are writing in regards to the shareholder proposal co-filed on November 23 by As You Sow on behalf of Adelaide Gomer, and on behalf of John B Mason and Linda Mason.

Please find enclosed proof of share ownership for John B Mason and Linda Mason, and proof of share ownership for Adelaide Gomer.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosures

- John B Mason and Linda Mason Proof of Ownership
- Adelaide Gomer Proof of Ownership



RBC Wealth Management

SRI Wealth Management Group
345 California Street
29th Floor
San Francisco, CA 94104

Toll Free: 866-408-2667
www.rbcfc.com/SRI

November 24, 2015

Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

To Whom It May Concern:

RBC Capital Markets, LLC, acts as custodian for Adelaide Gomer.

We are writing to verify that our books and records reflect that, as of market close on November 23, 2015, Adelaide Gomer owned 113 shares of Dominion Resources (Cusip#25746U109) representing a market value of approximately $7,636.54 and that, Adelaide Gomer has owned such shares since 08/31/2011. We are providing this information at the request of Adelaide Gomer in support of its activities pursuant to rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact me directly at 415-445-8378.

Sincerely,

Manny Calayag
Vice President - Assistant Complex Manager


FSC
Recycled




charles
SCHWAB

Advisor Services

PO BOX 982603
EL PASO, TX 79998

November 24, 2015

Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Corporate Secretary:

Charles Schwab & Co. Inc, a DTC participant, acts as the custodian for John B Mason and Linda Mason. As of and including November 23, 2015, Charles Schwab & Co. Inc has continuously held 118 shares of Dominion Resources (Ticker: D) stock with voting rights for over one year on behalf of John B Mason and Linda Mason.

Best Regards,

Colin Gray
Team Lead
Institutional Service
602-355-2356

Charlotte B Anderson (Services - 6)

From: Charlotte B Anderson (Services - 6)
Sent: Wednesday, December 02, 2015 1:03 PM
To: 'stu.dalheim@calvert.com'
Cc: Karen Doggett (Services - 6)
Subject: Dominion Resources, Inc. Shareholder Resolution

Dear Mr. Dalheim,

On November 24, 2015, we received your shareholder resolution related to climate change driven technology changes. As You Sow on behalf of Adelaide Gomer and John & Lisa Mason also submitted the same resolution and has informed us that it is co-sponsoring the proposal with Calvert Investments ("Calvert") and has designated Calvert as the lead filer. As your cover letter does not indicate a co-sponsor, could you please confirm for me that it is Calvert's intent to be a co-sponsor of this shareholder resolution with As You Sow and Calvert will be the lead-filer?

Thank you for your assistance with this.

Sincerely,

Charlotte Anderson

Charlotte B. Anderson
Manager, Corporate Governance
Dominion Resources Services, Inc.
Pump House, 2nd Floor
120 Tredegar Street
Richmond, VA 23219
804-819-2307 (office)
Charlotte.B.Anderson@dom.com

Charlotte B Anderson (Services - 6)

From:	Dalheim, Stu [Stu.Dalheim@Calvert.com]
Sent:	Wednesday, December 02, 2015 5:13 PM
To:	Charlotte B Anderson (Services - 6)
Cc:	Karen Doggett (Services - 6); Camp, Imani
Subject:	RE: Dominion Resources, Inc. Shareholder Resolution

Charlotte,

Thank you for your message. Yes, I can confirm that Calvert is the lead filer, As You Sow is a co-filer

Please let me know if you have additional questions.

Stu Dalheim

Sent with Good (www.good.com)

-----Original Message-----
From: Charlotte B Anderson (Services - 6) [charlotte.b.anderson@dom.com]
Sent: Wednesday, December 02, 2015 01:03 PM Eastern Standard Time
To: Dalheim, Stu
Cc: Karen Doggett (Services - 6)
Subject: Dominion Resources, Inc. Shareholder Resolution

Dear Mr. Dalheim,

On November 24, 2015, we received your shareholder resolution related to climate change driven technology changes. As You Sow on behalf of Adelaide Gomer and John & Lisa Mason also submitted the same resolution and has informed us that it is co-sponsoring the proposal with Calvert Investments ("Calvert") and has designated Calvert as the lead filer. As your cover letter does not indicate a co-sponsor, could you please confirm for me that it is Calvert's intent to be a co-sponsor of this shareholder resolution with As You Sow and Calvert will be the lead-filer?

Thank you for your assistance with this.

Sincerely,

Charlotte Anderson

Charlotte B. Anderson
Manager, Corporate Governance
Dominion Resources Services, Inc.
Pump House, 2nd Floor
120 Tredegar Street
Richmond, VA 23219
804-819-2307 (office)
Charlotte.B.Anderson@dom.com

Charlotte B Anderson (Services - 6)

From:	Charlotte B Anderson (Services - 6)
Sent:	Thursday, December 03, 2015 1:43 PM
To:	'stu.dalheim@calvert.com'
Cc:	Meredith S Thrower (Services - 6); Karen Doggett (Services - 6)
Subject:	Dominion Resources, Inc.
Attachments:	Rule 14a-8.pdf; SEC SLB 14F.pdf; SEC SLB 14G.pdf; 2015-Dec-03 Calvert Letter.pdf

Dear Mr. Dalheim,

Please see the attached letter regarding your shareholder proposal. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at the email address and phone number below.

Sincerely,

Charlotte Anderson

Charlotte B. Anderson
Manager, Corporate Governance
Dominion Resources Services, Inc.
Pump House, 2nd Floor
120 Tredegar Street
Richmond, VA 23219
804-819-2307 (office)
Charlotte.B.Anderson@dom.com

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219

Mailing Address: P.O. Box 26532
Richmond, VA 23261

Web Address: www.dom.com


Dominion

December 3, 2015

Sent via Electronic Mail

Mr. Stu Dalheim
Calvert Investments, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

Dear Mr. Dalheim:

This letter confirms receipt on Tuesday, November 24, 2015, via electronic mail, of your shareholder proposal that you have submitted for inclusion in Dominion Resources, Inc.'s (Dominion) proxy statement for the 2016 Annual Meeting of Shareholders.

In accordance with Securities and Exchange Commission (SEC) regulations, we are required to notify you of any eligibility or procedural deficiencies related to your proposal. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that in order to be eligible to submit your proposal, you must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including the date you submitted your proposal. As of the date of this letter, we have not received your proof of ownership of Dominion common stock.

According to Dominion's records, you are not a registered holder of Dominion common stock. As explained in Rule 14a-8(b), if you are not a registered holder of Dominion common stock, you may provide proof of ownership by submitting either:

- a written statement from the record holder of your Dominion common stock (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that, pursuant to Staff Legal Bulletins 14F and 14G issued by the SEC (SLB 14F and SLB 14G), only Depository Trust Company (DTC) participants or affiliated DTC participants should be viewed as record holders of the securities deposited at DTC.

In order for your proposal to be eligible, you must provide proof of beneficial ownership of Dominion common stock from the record holder of your shares verifying continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including November 24, 2015, the date you submitted your proposal. The SEC's

Rule 14a-8 requires that any response to this letter must be postmarked or transmitted electronically to Dominion no later than 14 calendar days from which you receive this letter. Your documentation and/or response may be sent to me at Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219, via facsimile at (804) 819-2232 or via electronic mail at charlotte.b.anderson@dom.com.

Finally, please note that in addition to the eligibility deficiency cited above, Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

If you should have any questions regarding this matter, I can be reached at (804) 819-2307. For your reference, I enclose a copy of Rule 14a-8, SLB 14F and SLB 14G.

Sincerely,

Charlotte B. Anderson
Manager, Corporate Governance

the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement

released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director Elections*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that

information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | **Previous Page** **Modified: 10/16/2012**



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at **http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx**.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for

purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant

to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Home | Previous Page Modified: 10/18/2011


Calvert
INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

December 2, 2015


RECEIVED
DEC 04 2015
By


RECEI ED
By

VIA OVERNIGHT MAIL

Carter M. Reid
Corporate Secretary
Dominion Resources Inc.
120 Tredegar St
Richmond, VA 23219

Dear Mr. Reid:

In follow up to the shareholder proposal submitted by Calvert Investments on November 24, 2015 and received by the Company via email on the same date, please see the enclosed letter from State Street Bank and Trust Company (a DTC participant), which shows that the Calvert VP S&P 500 Index Portfolio ("Fund") is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, the Fund held the securities continuously for at least one year at the time the shareholder proposal was submitted, and the Fund intends to continue to own the requisite number of shares in the Company through the date of the 2016 annual meeting of shareholders.

Please contact Stu Dalheim at (301) 961-4759, or via email at stu.dalheim@calvert.com if you have any further questions regarding this matter.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Andrew Niebler
Assistant Vice President and Assistant Secretary, Calvert Variable Products, Inc.
Associate General Counsel, Calvert Investment Management, Inc.

Enclosures:

State Street letter
Previously submitted resolution packet


STATE STREET.


RECEIVED
DEC 04 2015
By

Investment Services
P.O. Box 5607
Boston, MA 02110

November 27, 2015

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 25, 2015 the Calvert Funds listed below held the indicated amount of shares of the stock Dominion Resources Inc. (Cusip 25746U109). Also the funds held the amount of shares indicated continuously since 11/20/2014.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 11/25/2015	Shares Held Since 11/20/2014
D894	CALVERT VP S&P 500 INDEX PORTFOLIO	25746U109	Dominion Resources Inc.	11,111	10,729

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
Account Manager
State Street Bank and Trust Company

Limited Access

Charlotte B Anderson (Services - 6)

From: Charlotte B Anderson (Services - 6)
Sent: Friday, December 04, 2015 12:29 PM
To: 'stu.dalheim@calvert.com'
Subject: FW: Dominion Resources, Inc.

Mr. Dalheim,

This email is to confirm receipt via overnight mail of your State Street ownership letter.

Thank you,

Charlotte

From: Charlotte B Anderson (Services - 6)
Sent: Thursday, December 03, 2015 1:43 PM
To: 'stu.dalheim@calvert.com'
Cc: Meredith S Thrower (Services - 6); Karen Doggett (Services - 6)
Subject: Dominion Resources, Inc.

Dear Mr. Dalheim,

Please see the attached letter regarding your shareholder proposal. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at the email address and phone number below.

Sincerely,

Charlotte Anderson

Charlotte B. Anderson
Manager, Corporate Governance
Dominion Resources Services, Inc.
Pump House, 2nd Floor
120 Tredegar Street
Richmond, VA 23219
804-819-2307 (office)
Charlotte.B.Anderson@dom.com